Exhibit 2

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF MARCH 31, 2012

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)
AS OF MARCH 31, 2012

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

			Convenience translation into USD (Note 1b)
	December 31,	March 31,	March 31,
	2011	2012	2012
	NIS in thousands		In thousands
Assets
CURRENT ASSETS
Cash and cash equivalents	33,061	93,749	25,235
Short-term bank deposits	65,782	41,412	11,147
Prepaid expenses	687	986	265
Other receivables	3,825	1,853	499
Total current assets	103,355	138,000	37,146

NON-CURRENT ASSETS
Restricted deposits	2,746	2,742	738
Long-term prepaid expenses	204	205	55
Property and equipment, net	4,211	3,970	1,069
Intangible assets, net	1,144	1,124	303
Total non-current assets	8,305	8,041	2,165
Total assets	111,660	146,041	39,311

Liabilities and equity
CURRENT LIABILITIES
Current maturities of long-term bank loan	307	307	82
Accounts payable and accruals:
Trade	11,275	12,188	3,281
OCS	6,233	6,072	1,634
Other	7,894	8,938	2,406
Total current liabilities	25,709	27,505	7,403
NON-CURRENT LIABILITIES
Long-term bank loan, net of current maturities	110	28	8
Retirement benefit obligations	83	83	22
Derivative liability on account of warrants	-	13,967	3,760
Total non-current liabilities	193	14,078	3,790
COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	25,902	41,583	11,193

EQUITY
Ordinary shares	1,236	1,760	474
Share premium	421,274	456,459	122,869
Capital reserve	31,317	32,240	8,679
Accumulated deficit	(368,069)	(386,001)	(103,904)
Total equity	85,758	104,458	28,118
Total liabilities and equity	111,660	146,041	39,311

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE LOSS
(UNAUDITED)

			Convenience translation into USD (Note 1b)
	Three months ended March 31,		Three months ended March 31,
	2011	2012	2012
	NIS in thousands		In thousands
RESEARCH AND DEVELOPMENT EXPENSES, NET	(6,384)	(14,675)	(3,950)
SALES AND MARKETING EXPENSES	(750)	(766)	(206)
GENERAL AND ADMINISTRATIVE EXPENSES	(2,926)	(3,525)	(949)
OPERATING LOSS	(10,060)	(18,966)	(5,105)
NON-OPERATING INCOME, NET	-	2,819	758
FINANCIAL INCOME	1,183	446	121
FINANCIAL EXPENSES	(2,767)	(2,231)	(601)
NET LOSS AND COMPREHENSIVE LOSS	(11,644)	(17,932)	(4,827)

	NIS		USD
LOSS PER ORDINARY SHARE - BASIC AND DILUTED	(0.09)	(0.12)	(0.03)

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary		Share	Capital	Accumulated
	shares	Warrants	premium	reserve	deficit	Total
	NIS in thousands
BALANCE AT JANUARY 1, 2011	1,236	6,549	414,435	27,623	(317,883)	131,960
CHANGES FOR THREE MONTHS ENDING MARCH 31, 2011:
Share based compensation	-	-	-	632	-	632
Employee stock options exercised	-	-	105	(104)	-	1
Employee stock options expired	-	-	31	(31)	-	-
Comprehensive loss for the period	-	-	-	-	(11,644)	(11,644)
BALANCE AT MARCH 31, 2011	1,236	6,549	414,571	28,120	(329,527)	120,949

	Ordinary		Share	Capital	Accumulated
	shares	Warrants	premium	reserve	deficit	Total
	NIS in thousands
BALANCE AT JANUARY 1, 2012	1,236		421,274	31,317	(368,069)	85,758
CHANGES FOR THREE MONTHS ENDING MARCH 31, 2012:	-	-	-	-	-	-
Issuance of share capital , net	524	-	35,143	-	-	35,667
Share based compensation	-	-	-	965	-	965
Employee stock options exercised	-	-	42	(42)	-	-
Comprehensive loss for the period	-	-	-	-	(17,932)	(17,932)
BALANCE AT MARCH 31, 2012	1,760	-	456,459	32,240	(386,001)	104,458

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED INTERIM STATEMENTS OF CHANGES IN EQUITY
(UNAUDITED)

	Ordinary		Share	Capital	Accumulated
	shares	Warrants	premium	reserve	deficit	Total
	Convenience translation into USD in thousands (Note 1b)
BALANCE AT JANUARY 1, 2012	333	-	113,398	8,430	(99,077)	23,084
CHANGES FOR THREE MONTHS ENDING MARCH 31, 2012:
Issuance of share capital , net	141	-	9,460	-	-	9,601
Share based compensation	-	-	-	260	-	260
Employee stock options exercised	-	-	11	(11)	-	-
Comprehensive loss for the period	-	-	-	-	(4,827)	(4,827)
BALANCE AT MARCH 31, 2012	474	-	122,869	8,679	(103,904)	28,118

The accompanying notes are an integral part of these condensed financial statements.

BioLineRx Ltd.
CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

			Convenience translation into USD (Note 1b)
	Three months ended March 31,		Three months ended March 31,
	2011	2012	2012
	NIS in thousands		In thousands

CASH FLOWS - OPERATING ACTIVITIES
Comprehensive loss for the period	(11,644)	(17,932)	(4,827)
Adjustments required to reflect net cash used in operating activities (see appendix below)	3,215	5,012	1,350
Net cash used in operating activities	(8,429)	(12,920)	(3,477)

CASH FLOWS - INVESTING ACTIVITIES
Investments in short-term deposits	(61,012)	(22,872)	(6,157)
Maturities of short-term deposits	14,284	45,338	12,204
Investments in restricted deposits	(1,000)	-	-
Purchase of property and equipment	(295)	(382)	(103)
Purchase of intangible assets	(20)	(16)	(4)
Net cash provided by (used in) investing activities	(48,043)	22,068	5,940

CASH FLOWS - FINANCING ACTIVITIES
Repayments of bank loan	(76)	(77)	(21)
Issuance of share capital and warrants, net of issuance expenses	-	52,453	14,119
Proceeds from exercise of employee stock options	1	*	*
Net cash provided by (used in) financing activities	(75)	52,376	14,098

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(56,547)	61,524	16,561
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	111,746	33,061	8,899
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(462)	(836)	(225)
CASH AND CASH EQUIVALENTS - END OF PERIOD	54,737	93,749	25,235

* Represents an amount less than 1,000.

The accompanying notes are an integral part of the financial statements.

BioLineRx Ltd.
APPENDIX TO CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS
(UNAUDITED)

			Convenience translation into USD (Note 1b)
	Three months ended March 31,		Three months ended March 31,
	2011	2012	2012
	NIS in thousands		In thousands

Adjustments required to reflect net cash used in operating activities:
Income and expenses not involving cash flows:
Depreciation and amortization	399	406	109
Long-term prepaid expenses	(35)	(1)	-
Exchange differences on cash and cash equivalents	462	836	225
Interest and exchange differences on short-term deposits	1,522	1,904	512
Interest and linkage on bank loan	(4)	(5)	(1)
Share-based compensation	632	965	260
Warrant issuance costs		1,204	325
Gain on adjustment of warrants to fair value	-	(4,023)	(1,083)
Interest and exchange differences on restricted deposits	56	4	1
	3,032	1,290	348

Changes in operating asset and liability items:
Decrease (increase) in trade accounts receivable and other receivables	(80)	1,673	450
Increase in accounts payable and accruals	263	2,049	552
	183	3,722	1,002
	3,215	5,012	1,350

Supplementary information on interest received in cash	363	601	162

The accompanying notes are an integral part of the financial statements.

BIOLINERX LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 1 – GENERAL INFORMATION

a.	General

BioLineRx Ltd. (“BioLineRx”) was incorporated and commenced operations in April 2003.

Since incorporation, BioLineRx has been engaged, both independently and through its consolidated entities (collectively, the “Company”), in the development of therapeutics, from early-stage development to advanced clinical trials, for a wide range of medical needs.

In December 2004, BioLineRx registered a limited partnership, BioLine Innovations Jerusalem L.P. (“BIJ LP”), which commenced operations in January 2005. BioLineRx holds a 99% interest in BIJ LP, with the remaining 1% held by a wholly owned subsidiary of BioLineRx, BioLine Innovations Ltd. BIJ LP was established to operate a biotechnology incubator located in Jerusalem under an agreement with the State of Israel.

In February 2007, BioLineRx listed its securities on the Tel Aviv Stock Exchange (“TASE”) and they have been traded on the TASE since that time. Since July 2011, BioLineRx’s American Depositary Shares (“ADSs”) are also traded on the NASDAQ Capital Market.

In January 2008, BioLineRx established a wholly owned subsidiary, BioLineRx USA Inc. (“BioLineRx USA”), which served as the Company’s business development arm in the United States. During 2011, the Company transferred its business development activities to Israel, and BioLineRx USA is no longer active.

The Company has been engaged in drug development since its incorporation. Although the Company has generated revenues from two out-licensing transactions, the Company cannot determine with reasonable certainty if and when the Company will have sustainable profits.

b.	Convenience translation into US dollars (“dollars” or “USD”)

For the convenience of the reader, the reported New Israeli Shekel (“NIS”) amounts as of March 31, 2012 have been translated into dollars, at the representative rate of exchange on March 31, 2012 ($1 = NIS 3.715). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

c.
The condensed consolidated interim financial statements of the Company for the three months ended March 31, 2012 were approved by the Board of Directors on May 15, 2012, and signed on its behalf by the Chairman of the Board, the Chief Executive Officer and the Chief Financial and Operating Officer.

BIOLINERX LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 2 – BASIS OF PREPARATION

The Company’s condensed consolidated interim financial statements as of March 31, 2012 and for the three months then ended (hereinafter – the interim financial statements) have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting” (hereinafter – IAS 34). These interim financial statements, which are unaudited, do not include all disclosures necessary for a complete presentation of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements as of December 31, 2011 and for the year then ended and their accompanying notes, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). The results of operations for the three months ended March 31, 2012 are not necessarily indicative of the results that may be expected for the entire fiscal year or for any other interim period.

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and calculation methods applied in the preparation of the interim financial statements are consistent with those applied in the preparation of the annual financial statements as of December 31, 2011 and for the year then ended.

NOTE 4 – PRIVATE PLACEMENT OF SHARE CAPITAL AND WARRANTS

In February 2012, the Company completed a private placement to healthcare-focused U.S. institutional investors and issued an aggregate of 5,244,301 ADSs, at a purchase price of $2.86 per ADS, and warrants to purchase up to 2,622,157 additional ADSs, at an exercise price of $3.57 per ADS. The offering raised a total of $15,000,000, with net proceeds of approximately $14,100,000, after deducting fees and expenses.

The warrants are exercisable over a period of five years from the date of their issuance. Since the exercise price is not deemed to be fixed, the warrants are not qualified for classification as an equity instrument and have therefore been classified as a non-current derivative financial liability. This liability is initially recognized at its fair value on the date the contract is entered into and subsequently accounted for at fair value at each balance sheet date. The fair value changes are charged to non-operating income and expense in the statement of comprehensive loss.

The amount of the private placement consideration allocated to the warrants was approximately $4,800,000, as calculated on the basis of the Black-Scholes model, which reflects their fair value as of the issuance date. The portion of total issuance costs allocable to the warrants, in the amount of approximately $300,000, was recorded as non-operating expense on the statement of comprehensive loss. The change in fair value from the date of issuance through March 31, 2012, amounting to approximately $1,100,000, has been recorded as non-operating income on the statement of comprehensive loss.

BIOLINERX LTD.
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE 5 – RESEARCH AND DEVELOPMENT

Research and development expenses are reflected net of research grants received from an interested (related) party of the Company, pursuant to a research funding arrangement for early development stage projects, as follows:

	Three months ended March 31,
	2011	2012
	NIS in thousands

Grants received from an interested party, offset against research and development expenses	754	898

NOTE 6 – EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

On May 15, 2012, the Company’s shareholders approved an increase in the Company’s registered share capital, from 250,000,000 ordinary shares of NIS 0.01 nominal value each to 750,000,000 ordinary shares of NIS 0.01 nominal value each.

On May 15, 2012, the Company’s Board of Directors approved an increase from 14 million to 30 million in the number of authorized but unissued ordinary shares reserved for purposes of the Company’s 2003 Share Incentive Plan (the “Plan”) and any other present or future share incentive plans of the Company, subject to adjustments as provided in Section 14 of the Plan.